Filed pursuant to Rule 424(b)(3)

File No. 333-286863

PGIM PRIVATE REAL ESTATE FUND, INC.

SUPPLEMENT NO. 2 DATED FEBRUARY 6, 2026

TO THE PROSPECTUS AND THE STATEMENT OF ADDITIONAL INFORMATION

DATED APRIL 30, 2025

This supplement (“Supplement”) is part of and should be read in conjunction with the prospectus (as supplemented to date, the “Prospectus”) and statement of additional information (“SAI”) of PGIM Private Real Estate Fund, Inc. (the “Fund”), each dated April 30, 2025. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus and SAI.

Board Approves Conversion to Interval Fund

On February 5, 2026, the Fund’s Board of Directors (the “Board”) approved the following changes to the Fund:

The Board approved the Fund’s undertaking of certain actions necessary for the Fund to operate as an “interval fund” in reliance on Rule 23c-3 under the Investment Company Act of 1940, as amended (the “1940 Act”), including, but not limited to (i) the adoption of a fundamental policy to make quarterly repurchase offers pursuant to Rule 23c- 3(b)(2)(i) under the 1940 Act, and (ii) authorization to prepare and file a post-effective amendment to the Fund’s registration statement on Form N-2 (the “Amendment”) to include, among other things, disclosure related to the Fund’s operation as an interval fund. Once the Amendment becomes effective, the Fund will begin to operate as an interval fund (the “Interval Fund Conversion”). The Fund will continue to offer its shares on a continuous basis at their net asset value per share prior to and following the Interval Fund Conversion, which is currently expected to occur on or about April 30, 2026.

Board Approves Fund Name Change

On February 5, 2026, the Board approved changing the Fund’s name as outlined in the chart below, effective on or about April 30, 2026:

Former Name:	New Name:
PGIM Private Real Estate Fund, Inc.	PGIM Real Estate Fund Inc.

Board Approves Change to the Fund’s 80% Investment Policy

On February 5, 2026, the Board approved a change to the Fund’s 80% investment policy, effective on or about April 30, 2026, as follows:

Current Policy

The Fund invests, under normal circumstances, at least 80% of its net assets (plus the amount of its borrowings for investment purposes) in private real estate, including property, equity investments in real estate or real estate related companies and debt investments backed by real estate or real estate related companies acquired from private issuers or in private transactions.

New Policy

The Fund invests, under normal circumstances, at least 80% of its net assets (plus the amount of its borrowings for investment purposes, if any) in private real estate and publicly traded real estate securities.

As is the case with the Fund’s current 80% investment policy, the Fund’s new 80% investment policy may be changed by the Board without shareholder approval upon 60 days’ prior notice to the shareholders of the Fund.

Please retain this supplement for future reference.

LR1520